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                              January 26, 2022

       Steven Rosen
       Co-Chief Executive Officer
       Zanite Acquisition Corp.
       25101 Chagrin Boulevard Suite 350
       Cleveland, Ohio 44122

                                                        Re: Zanite Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 30,
2021
                                                            File No. 001-39704

       Dear Mr. Rosen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders, convertible securities, including warrants retained by redeeming
shareholders, at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
   3. Please highlight the material risks to public warrant holders, including those arising from
 Steven Rosen
FirstName  LastNameSteven Rosen
Zanite Acquisition Corp.
Comapany
January 26,NameZanite
            2022       Acquisition Corp.
January
Page 2 26, 2022 Page 2
FirstName LastName
         differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
5. We note that you plan to issue shares of common stock assuming the Business
         Combination Proposal is approved. Please advise us of the exemption from the Securities
         Act that you are relying upon and provide an analysis supporting the use of such exemption.
Summary of the Proxy Statement, page 1

6. We note your disclosure that Zanite has agreed to issue to the Strategic Investors new warrants in connection with the achievement of certain UAM Business milestones. Please disclose the UAM Business milestones.
7. Please include disclosure regarding potential dilution related to the issuance of warrants to
         PIPE investors.
The Proposed Charter includes a forum selection clause, page 65

8. We note your disclosure that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws. Please revise this disclosure so that it is consistent with Article XII(B) of the Proposed Charter.
Unaudited Pro Forma Condensed Combined Financial Information, page 78

9.       We note that Embraer Aircraft Holding, Inc. ("EAH") has entered into put option
         agreements with certain strategic PIPE investors to provide "price protections in the amount of up to their $30 million aggregate commitments in the form of credits for parts and services or cash in exchange for the transfer of their shares to EAH." Please tell us how you plan to account for this feature, including reference to the technical guidance that supports your accounting and presentation. Also tell us how you determined this agreement should not be reflected in your pro forma financial statements.
10. Pursuant to the Tax Receivable Agreement, we note that Zanite Acquisition Corp. will pay
         EAH 75% of certain net tax savings realized, or deemed realized, in periods after the closing of the business combination. We further note that under the Tax Sharing
         Agreement, Zanite will provide payments to EAH based on the increase to the parent's income tax liability as a result of being a member of a consolidated group for tax purposes. Please tell us and clearly disclose your anticipated accounting treatment for these agreements. Such disclosure should clarify for investors their impact on your
 Steven Rosen
FirstName  LastNameSteven Rosen
Zanite Acquisition Corp.
Comapany
January 26,NameZanite
            2022       Acquisition Corp.
January
Page 3 26, 2022 Page 3
FirstName LastName
         balance sheet and statement of operations and include, but not necessarily be limited to, a description of how you account for the initial recognition of the obligations, subsequent changes in the measurement of the obligations, and the financial statement line items impacted. Quantify the related amounts or a range of amounts for the periods presented and include pro forma adjustments reflecting the distributions or advise us why such adjustments are not necessary.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 86

11. Within the pro adjustment (l) description, you disclose that new warrants to be issued contingent upon certain future milestones are considered share-based payment awards granted to nonemployees and are within the scope of ASC 606. Please explain to us why you account for these awards within the scope of ASC 606 as opposed to ASC 718.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 88

12. We note that pro forma adjustment (f) reflects the reclassification of public warrants from liability to equity on your balance sheet. Since your pro forma statements of operations are giving effect to transactions as if they occurred on January 1, 2020, please remove the related change in derivative fair values related to these warrants or explain why you do not believe such adjustments are necessary.
Service Agreements, page 119

13. Please more clearly and separately describe the material terms of each Service Agreement, including services provided, licenses, royalty terms, fees due, and termination.
Background of Business Combination, page 122

14. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms. Please also discuss the negotiations related to the material ancillary agreements related to the business combination.
15.      Please elaborate on what led to Zanite   s management team's initial
meeting with Eve's
         management team.
16. Please elaborate on what terms were revised in the February 23, 2021 draft of the
         LOI. Please also discuss the changes made in the various amendments to the LOI.
Strategic Warrant, Lock-Up Agreements and Put Option Agreements, page 122

17. We note your disclosure that Zanite has agreed to issue to the Strategic Investors new warrants to acquire an aggregate of 14,150,000 shares of common stock, which warrants will be issued at the Closing or in connection with the achievement of certain UAM
 Steven Rosen
FirstName  LastNameSteven Rosen
Zanite Acquisition Corp.
Comapany
January 26,NameZanite
            2022       Acquisition Corp.
January
Page 4 26, 2022 Page 4
FirstName LastName
         Business milestones following the Closing. Please revise to quantify the warrants that will be issued at the Closing and the warrants that will be issued in connection with the achievement of certain UAM Business milestones.
18. Please disclose the material terms of the put option agreements. Projected Financial Information, page 133

19. We note your disclosure that the financial projections reflect estimates and assumptions.
         Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
20. We note that the financial projections include projected revenue of $20.6 million for the fiscal year 2024. Please reconcile this with the disclosure that you do not expect to generate revenue "unless and until [you] obtain regulatory approval of and commercialize
         [y]our first eVTOL" and the disclosure that Eve does not expect to obtain type certification for its first eVTOL until 2025.
Interests of Zanite's Directors and Officers in the Business Combination, page
136

21. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
22. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
INFORMATION ABOUT EVE, page 181

23. Please explain with greater specificity the material operations that Eve conducts separate from the Master Services Agreements.
Executive Compensation, page 219

24. Please update your compensation disclosure as of the fiscal year ended December 31,
         2021.

The UAM Business of Embraer S.A. Combined Financial Statements
3. Summary of Significant Accounting Policies
 Steven Rosen
Zanite Acquisition Corp.
January 26, 2022
Page 5
Basis of Presentation, page F-60

25. We note that the UAM Business financial statements have been prepared on a carve-out basis and reflect the allocation of direct and indirect expenses. Please address the following comments:

                Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that the parent incurred on your behalf.

                Since agreements with related parties are, by definition, not
at arm   s length and may
              be changed at any time, please disclose, when practicable,
management   s estimate of
              what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic
              1.B.1. As part of your response, ensure that you tell us in greater detail the nature of the expenses included in adjustment (dd) to your pro forma financial statements and why none of those additional expenses should be reflected in your historical financial statements.
Form of Warrant Agreement, page P-1

26. Please consider including more than one form of the warrant agreement given that there are substantial differences in the provisions in your Strategic Warrant Agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eiko Yaoita Pyles at (202) 551-3587 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



FirstName LastNameSteven Rosen                                  Sincerely,
Comapany NameZanite Acquisition Corp.
                                                                Division of
Corporation Finance
January 26, 2022 Page 5                                         Office of
Manufacturing
FirstName LastName